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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heathmios Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Skokie Blvd, Suite 2 (No. and St.)

Northbrook (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian D. Gibson, Controller 847-849-1787 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, LTD. (Name – *if individual, state last, first, middle name*)

455 Cityfront Plaza Drive, Suite 1500 (Address) Chicago (City), IL (State) 60611-5313 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Loucks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthios Capital Markets, LLC, as of December 31, 2016, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title


CAROL ANN KRIEGER
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 9, 2020

Signature

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEALTHIOS CAPITAL MARKETS, LLC
(A Limited Liability Company)

YEAR ENDED DECEMBER 31, 2016

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Report of Independent Registered Public Accounting Firm

Member
Healthios Capital Markets, LLC

We have audited the accompanying statement of financial position of Healthios Capital Markets, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthios Capital Markets, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2017

HEALTHIOS CAPITAL MARKETS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL POSITION

December 31,	2016
ASSETS	
Current assets:	
Cash and cash equivalents	$ 111,649
Accounts receivable	217,673
Due from affiliates	371,865
Prepaid expenses	43,752
Other assets	437
Total current assets	745,376
Property and equipment:	
Office furniture	66,763
Computers and office equipment	12,707
Leasehold improvements	62,214
	141,684
Less accumulated depreciation	97,012
Property and equipment, net	44,671
Total assets	$ 790,047

See notes to financial statements

HEALTHIOS CAPITAL MARKETS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL POSITION (CONTINUED)

December 31,	2016
LIABILITIES AND MEMBER'S CAPITAL	
Current liabilities:	
Accounts payable and accrued expenses	$ 15,841
Current portion of deferred rent	9,236
Current portion of capital lease	5,643
Total liabilities	30,720
Member's capital	759,326
Total liabilities and member's capital	$ 790,047

See notes to financial statements.

1. Organization and summary of significant accounting policies

Operations:

Healthios Capital Markets, LLC (the Company) was organized on July 27, 2001 and commenced operations on November 1, 2001. The Company is a limited liability company and the liability of the member is limited to its capital account balance in the company. The Company, headquartered in Northbrook, Illinois, is registered as a securities broker-dealer under the Securities Exchange Act of 1934 and a registered member of the Financial Industry Regulatory Authority (FINRA). The Company engages in mergers and acquisition advisory services. The Company serves healthcare companies in the United States and Europe.

The Company is wholly-owned by Healthios Holdings, LLC (the Parent), a related entity that acts as a holding company, comprised of private investors who also manage the Company.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase to be cash equivalents.

Concentration of risk:

The Company places its cash in bank accounts which, at times, may exceed federally-insured limits. At December 31, 2016, the Company did not have cash and cash equivalents in excess of federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant risk on cash and cash equivalents.

Accounts receivable:

Accounts receivable represent amounts due but not yet received by year-end. All amounts are due in less than one year and are deemed fully collectible by management. The Company has in place an Accounts Receivable write-off policy, which requires the Healthios Commitment Committee to approve any write-off of customer trade receivables. Write-offs are presented to the Commitment Committee when the age of the receivable warrants.

1. Organization and summary of significant accounting policies (continued)

Property and equipment and related depreciation:

Property and equipment are stated at cost. Depreciation is calculated using straight-line methods over the estimated useful lives of the assets.

Revenue recognition:

The Company earns fees exclusively from client engagements related to mergers and acquisitions and capital raising. Such fees typically take the form of (1) retainers, (2) success fees upon successful capital raise, M&A or partnering event (3) advisory fees and are recognized under the completed contract method, when the collection and amount of fees are assured.

Fees can also be earned from (4) "Earn Outs" and (5) stock warrant exercise. Revenues from "Earn Outs" are recognized when they are readily determinable to be received as cash from the client company. Revenues from exercise of stock warrants are unpredictable and management recognizes revenue on them under the same policy that it recognizes Success Fee Cash revenue, which is at the point in time an exercise event occurs. Expenses are recognized when incurred.

Income taxes:

The Company is treated as a partnership for income tax purposes and is not liable for federal or state income taxes. Each individual member is required to report his distributive share of realized income, gain, loss, deductions or credits on his own income tax return.

2. Commitments

The Company leases office space under a non-cancelable operating lease agreement. The lease, which was originally in the name of Healthios, Inc., an affiliated company with common ownership, was assigned to the Company effective January 13, 2012 and extended until June 30, 2017. The lease agreement included a rent abatement for five months rent free which has been accounted for using the straight-line method and will be amortized over the term of the lease for financial reporting purposes.

In addition to monthly lease payments, the lease agreement requires the Company to pay its prorated share of real estate taxes, insurance and maintenance expenses related to the building. Total office rent expense was $193,317 for the year ended December 31, 2016.

The Company leases a corporate apartment. The lease agreement ends March 31, 2018 and the monthly lease payment is $1,726.

2. Commitments (continued)

Future minimum rental payments under the office lease and corporate apartment are as follows:

Year ending December 31:	Amount
2017	80,275
2018	5,178
Total	$ 85,453

3. Capital lease payable

In October 2014, the Company entered into a capital lease for office equipment costing $29,012. Monthly lease payments are $806 and amortization has been reflected in the financial statements under depreciation expense. The lease expires in October 2017.

The aggregate amount of future minimum capital lease payments are as follows:

Year ending December 31:	Amount
2017	5,643
Total	$ 5,643

4. Related party transactions

The Company carries a Due from Parent receivable of $95,996 as of December 31, 2016. The receivable represents reimbursements owed to the Company related to the arrangement with CapBridge Pte. Ltd.

The Company is designing and developing a transaction management software for CapBridge Pte. Ltd., which will be used to facilitate capital raising. Total cost of $780,880 was reimbursed to the Company for salaries and benefits, cloud based software tools and data content providers by CapBridge for the year ended December 31, 2016. The Company carries a receivable from CapBridge Pte. Ltd. of $271,169 as of December 31, 2016.

The Company has a related party under common ownership which provides research and support for the Company. Total expenses paid for these services was $297,171 for year ended December 31, 2016, which was included in professional fees for financial reporting purposes.

5. Net capital requirement

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1) and is required to maintain "minimum net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined. At December 31, 2016, the Company had net capital of $80,928, which was $75,928 in excess of the required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.27:1 at December 31, 2016. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

6. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2016, the financial statement date, through February 27, 2017, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

HEALTHIOS CAPITAL MARKETS, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31	2016
Net capital:	
Member's capital	$ 759,326
Non-allowable assets:	
Accounts receivable	217,673
Other assets	416,054
Property and equipment, net of accumulated depreciation	44,671
Net capital	80,928
Net capital requirement	5,000
Excess net capital	$ 75,928
Ratio of aggregate indebtedness to net capital	0.27:1
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 21,484

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2016 unaudited FOCUS Part II Report.

HEALTHIOS CAPITAL MARKETS, LLC
(A Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF SECURITIES EXCHANGE ACT OF 1934

YEAR END DECEMBER 31, 2016

Healthios Capital Markets, LLC does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 Paragraph (k)(2)(i) of the Securities Exchange Act of 1934.

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
Healthios Capital Markets, LLC

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Healthios Capital Markets, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2017

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Member
Healthios Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Healthios Capital Markets, LLC (the Company) and SIPC, the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled checks, bank statements and the general ledger], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [internally prepared financial statements], noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [internally prepared financial statements] supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2017